SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

PETROHAWK ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

716495106
(CUSIP Number)

PHAWK, LLC
1100 Louisiana, Suite 4400
Houston, Texas 77002
(832) 204-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2005
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

PHAWK, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	PHAWK, LLC ("PHAWK") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	10,075,757
Shares Bene-
ficially	(8)	Shared Voting Power	0
Owned by
Each	(9)	Sole Dispositive Power	10,075,757
Reporting
Person With	(10)	Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,075,757

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(1)

(14)	Type of Reporting Person (See Instructions)	OO

(1) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Energy Capital Fund IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV, L.P. ("EnCap IV") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	16,810
Shares Bene-
ficially	(8)	Shared Voting Power	10,075,757(1)
Owned by
Each	(9)	Sole Dispositive Power	16,810
Reporting
Person With	(10)	Shared Dispositive Power	10,075,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap IV may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) EnCap IV disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Energy Capital Fund IV-B, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Energy Capital Fund IV-B, L.P. ("EnCap IV-B") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,075,7571)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,075,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,075,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap IV-B may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) EnCap IV-B disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Equity Fund IV GP, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Equity Fund IV GP, L.P. ("EnCap Equity") is a limited partnership organized under the laws of the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap Equity may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Equity disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Investments L.P. ("EnCap Investments") is a limited partnership organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	PN

(1) EnCap Investments may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Investments disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

EnCap Investments GP, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	EnCap Investments GP, L.L.C. ("EnCap Investments GP") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) EnCap Investments GP may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) EnCap Investments GP disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

RNBD GP LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	RNBD GP LLC ("RNBD") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) RNBD may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) RNBD disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

David B. Miller

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	David B. Miller is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) David B. Miller may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) David B. Miller disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

D. Martin Phillips

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	D. Martin Phillips is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) D. Martin Phillips may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) D. Martin Phillips disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Gary R. Petersen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Gary R. Petersen is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Gary R. Petersen may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) Gary R. Petersen disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Robert L. Zorich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Robert L. Zorich is a resident the State of Texas.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,092,567(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,092,567(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,092,567(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Robert L. Zorich may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK and EnCap IV. See Item 5.
(2) Robert L. Zorich disclaims any beneficial ownership of the securities owned by PHAWK or EnCap IV in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

FCW, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	FCW, LLC ("FCW") is a limited liability company organized under the laws of the State of Delaware.

Number of	(7)	Sole Voting Power	0
Shares Bene-
ficially	(8)	Shared Voting Power	10,075,757(1)
Owned by
Each	(9)	Sole Dispositive Power	0
Reporting
Person With	(10)	Shared Dispositive Power	10,075,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,075,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.5%(3)

(14)	Type of Reporting Person (See Instructions)	OO

(1) FCW may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) FCW disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

CUSIP NO. 716495106	SCHEDULE 13D

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Floyd C. Wilson

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or Place of Organization	Floyd C. Wilson is a resident the State of Texas.

Number of	(7)	Sole Voting Power	51,000
Shares Bene-
ficially	(8)	Shared Voting Power	10,075,757(1)
Owned by
Each	(9)	Sole Dispositive Power	51,000
Reporting
Person With	(10)	Shared Dispositive Power	10,075,757(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	10,126,757(2)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)	22.6%(3)

(14)	Type of Reporting Person (See Instructions)	IN

(1) Floyd C. Wilson may be deemed to share voting and dispositive power with respect to the securities owned by PHAWK. See Item 5.
(2) Floyd C. Wilson disclaims any beneficial ownership of the securities owned by PHAWK in excess of its pecuniary interest in such securities.
(3) Based on 39,788,000 shares issued and outstanding as of December 31, 2004, as disclosed in the Issuer's 8-K filed December 31, 2004.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

No modification.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

On March 4, 2005, PHAWK made the determination to sell, in market transactions subject to market conditions, up to 1,830,000 shares of Common Stock. Such amount represents approximately 4.1% of the Common Stock beneficially owned by PHAWK.

Item 5.	Interest in Securities of the Issuer.

No modification.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

The following is added to Item 7:

(8) Joint Filing Agreement dated March 21, 2005 among PHAWK, LLC, EnCap Energy Capital Fund IV, L.P., EnCap Energy Capital Fund IV-B, L.P., EnCap Equity Fund IV GP, L.P., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GP LLC, FCW, LLC, David B. Miller, D. Martin Phillips, Gary R. Petersen, Robert L. Zorich, and Floyd C. Wilson.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2005

PHAWK, LLC

	By:	/s/ Floyd C. Wilson
Floyd C. Wilson
	Title:	President and Chief Executive Officer

EnCap Energy Capital Fund IV, L.P.,
	By:	EnCap Equity Fund IV GP, L.P.,
its general partner
	by:	EnCap Investments L.P., its general partner
	by:	EnCap Investments GP, L.L.C.,
its general partner

	By:	/s/ David B. Miller
David B. Miller
	Title:	Senior Managing Director

EnCap Energy Capital Fund IV-B, L.P.,
	By:	EnCap Equity Fund IV GP, L.P.,
its general partner
	By:	EnCap Investments L.P., its general partner,
	By:	EnCap Investments GP, L.L.C.,
its general partner

	By:	/s/ David B. Miller
David B. Miller
	Title:	Senior Managing Director

EnCap Equity Fund IV GP, L.P.
By:	EnCap Investments L.P., its general partner
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments L.P.,
By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

EnCap Investments GP, L.L.C.

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

RNBD GP LLC

By:	/s/ David B. Miller
David B. Miller
Title:	Senior Managing Director

David B. Miller

By:	/s/ David B. Miller
David B. Miller

D. Martin Phillips

By:	/s/ D. Martin Phillips
D. Martin Phillips

Gary R. Petersen

By:	/s/ Gary R. Petersen
Gary R. Petersen

Robert L. Zorich

By:	/s/ Robert L. Zorich
Robert L. Zorich

FCW, LLC

By:	/s/ Floyd C. Wilson
Floyd C. Wilson
Title:	Manager

Floyd C. Wilson

By:	/s/ Floyd C. Wilson
Floyd C. Wilson